SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended: December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from _____ to _____

Commission file number: 0-23322

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp

Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp

1100 N.W. Wall Street

Bend, Oregon 97701

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

	23.1	Consent of BDO USA
	23.2	Consent of DELAP LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan
(Name of Plan)

Date:	June 28, 2013	By:	/s/ Peggy L. Biss
Cascade Bancorp
Plan Administrator

CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

Years ended December 31, 2012 and 2011

CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Years ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm – BDO USA, LLP	1

Report of Independent Registered Public Accounting Firm – Delap LLP	2

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-14

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Trustees of the

Cascade Bancorp Employees’ 401(k) Profit Sharing Plan

Bend, Oregon

We have audited the accompanying statement of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at Year End) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Spokane, Washington

June 28, 2013

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Trustees of the

Cascade Bancorp Employees'

401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Cascade Bancorp Employees' 401(k) Profit Sharing Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Delap LLP

Lake Oswego, Oregon

June 28, 2012

CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS
Investments at fair value
Shares of registered investment companies	$17,145,654	$16,054,177
Common and collective trust fund	1,982,765	2,562,712
Corporate common stock - Cascade Bancorp Stock Fund	891,588	528,229
Total investments at fair value	20,020,007	19,145,118

Notes receivable from participants	381,827	416,770
Total assets	20,401,834	19,561,888

LIABILITIES

Excess contributions payable	-	4,002
Net assets reflecting investments at fair value	20,401,834	19,557,886
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(44,957)	4,107
Net assets available for benefits	$20,356,877	$19,561,993

The accompanying notes are an integral part of the financial statements.

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CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$2,140,208	$(1,006,543)
Interest and dividends on investments	465,174	300,179
Total investment income (loss) - net	2,605,382	(706,364)
Interest income on notes receivable from participants	18,130	19,151

Contributions
Participant salary deferrals	1,279,697	1,220,225
Participant rollovers	226,587	114,675
Employer	438,490	239,626
Total contributions	1,944,774	1,574,526
Total additions	4,568,286	887,313

Deductions from net assets attributed to
Benefits paid to participants	3,768,526	1,974,962
Administrative expenses	4,876	480
Total deductions	3,773,402	1,975,442
Net increase (decrease) in net assets available for benefits	794,884	(1,088,129)

Net assets available for benefits
Beginning of year	19,561,993	20,650,122
End of year	$20,356,877	$19,561,993

The accompanying notes are an integral part of the financial statements.

4

CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

1. Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed 30 days of service and are at least 18 years of age. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee designated by the Employer. Reliance Trust Company (Reliance) is the custodian for the Plan’s investments. Premier Retirement Services, Inc. (Premier) and Hartford Retirement Services, LLC (Hartford Retirement) provide plan administration and recordkeeping services. National Associates, Inc. N.W. (National) performed plan administrator and recordkeeping Services in 2011 until January 2012 when National was replaced by Premier.

Automatic enrollment

Employees who are eligible to participate in the Plan are automatically enrolled in the Plan and deemed to have elected a deferral rate of 3% of their annual compensation which is invested in the T. Rowe Price Target Date fund that is closest to the participant’s retirement age unless they affirmatively elect not to participate or elect a different deferral rate.

Contributions

The Plan includes a salary deferral provision which provides for both pre-tax contributions and after-tax Roth 401(k) contributions. Each participant may elect to contribute to the Plan a portion of his or her total annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as payroll deductions and are paid to the Plan by the Employer. Participants may also contribute certain amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollover contributions). At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC. Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s profit sharing contribution for that respective year, if any. Participants must also meet certain eligibility requirements to receive their share of any Employer matching contributions; Employer matching contributions are calculated and allocated to eligible participants on a payroll-by-payroll basis. For the period from January 1, 2011 through June 30, 2011, the Employer made no matching contributions. Effective July 1, 2011, the Employer began making matching contributions equal to 100% of each participant’s contributions up to a maximum Employer contribution of 3% of the participant’s eligible compensation. Matching contributions aggregated $438,490 and $239,626 for the year ended December 31, 2012 and 2011, respectively. There were no discretionary profit sharing contributions for the years ended December 31, 2012 and 2011. The Employer’s contributions are funded on or before the filing of the Employer’s annual tax return.

The Plan is subject to annual non-discrimination testing required by ERISA. The Plan met all requirements of the testing for the year ended December 31, 2012. Based upon the results of testing for the year ended December 31, 2011, it was determined that certain participants contributed amounts to the Plan which were in excess of the non-discriminatory limits for the years ended December 31, 2011. The excess amounts totaled $4,002 and are reflected as excess contributions payable in the accompanying 2011 statement of net assets available for benefits and as a reduction of participant salary deferrals in the accompanying 2011 statement of changes in net assets available for benefits. This amount was refunded to the applicable participants in March 2012.

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CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Participants’ accounts

A separate account is maintained for each participant of the Plan. Each participant’s account is credited (charged) with the participant’s contributions and allocations of (a) the Employer’s matching contributions (if any), (b) the Employer’s profit sharing contributions (if any), and (c) the Plan’s net earnings (losses), and may be charged with an allocation of certain administrative expenses.

A participant’s share of the Employer’s profit sharing contributions would be allocated based upon the participant’s proportionate share of the total compensation (as defined in the Plan document) paid during the year to all participants in the Plan. Earnings (losses) for each investment fund are allocated to the participant accounts based on the individual participant’s account balance as compared to the related fund’s total balance. All forfeitures may be used by the Employer to pay expenses of the Plan. Any forfeitures not used to pay Plan expenses will be used to offset any remaining Employer contributions that have not yet been paid to the Plan for that year or, if there are no such remaining Employer contributions, such amounts will be allocated to eligible participants’ accounts. Participant accounts forfeited during the years ended December 31, 2012 and 2011 were $32,729 and $75,560, respectively. As of December 31, 2012 and 2011, there were $23,434 and $76,068, respectively, of unallocated forfeitures available to pay future expenses of the Plan or to reduce future Employer contributions. During the year ended December 31, 2012, previously unallocated forfeitures of $84,307 were used to reduce Employer contributions. During the year ended December 31, 2011, previously unallocated forfeitures of $89,801 were allocated to eligible participants’ accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings (losses) on these contributions and rollovers. These amounts cannot be forfeited for any reason. Vesting in the participants’ share of the Employer’s contributions and the actual earnings (losses) thereon is based on years of credited service, as follows:

Years of	Vesting
credited service	percentage
Less than 2	0%
2	20%
3	40%
4	70%
5 or more	100%

Participants earn one year of credited service for each calendar year in which the participant is credited with 1,000 hours of service, as defined by the Plan. In addition, upon death, disability, normal retirement at age 65 or older, or early retirement at age 55 and five years of service, participants become fully vested in their share of the Employer’s contributions and the actual earnings (losses) thereon.

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CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Notes receivable from participants

Participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months. Participant borrowings are evidenced by notes and are secured by up to 50% of the total vested balance in the participant’s account. The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates – as determined monthly by the Plan Administrators – which is fixed at the time of the note. Principal and interest payments are paid through payroll deductions. The interest rates on participant notes receivable outstanding as of December 31, 2012 ranged from 3.25% to 9.00%.

Benefits

Upon retirement, death, disability, or separation of service, participants (or their beneficiaries) may elect to receive part or all of the balance in their accounts in a lump-sum payment in accordance with the appropriate provisions of the IRC and applicable state laws. Upon separation of service, if a participant’s vested account balance is $1,000 or less, the Employer may direct the Plan to automatically distribute the participant’s vested account balance in a lump-sum. Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document.

Administrative expenses

The majority of plan expenses are paid directly by the Employer.

Effective in 2012, each participant that has terminated service with the Employer for reasons other than normal retirement – and that has an individual account balance at December 31 – will be assessed a fee from both The Hartford and Premier for administrative expenses which will be deducted from the individual participant’s account. The fee is $9 every six months for The Hartford and $25 per year for Premier. In addition, effective July 1, 2011, each participant that has terminated service with the Employer will be assessed a fixed fee of $40 for each benefit distribution; such fixed fee will be deducted from the individual participant’s account.

2. Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Investment valuation

The Plan’s investments in shares of registered investment companies and the Cascade Bancorp Stock Fund are stated at fair value. The Plan’s common and collective trust fund is invested in the Fixed Fund - Institutional (the Fixed Fund) – a trust established by SEI Trust Company – which consists primarily of fully benefit-responsive investment contracts. In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the accompanying statements of net assets available for benefits present the fair value of the Fixed Fund, as well as the adjustment of the Fixed Fund from fair value to contract value.

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CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Withdrawals from these contracts may be made at contract value for the qualified benefit payments, including participant-directed transfers. SEI Trust Company attempts to reduce the risk of significant non-benefit related withdrawals by participating in plans, which are permitted under the Declaration of Trust upon receipt of twelve months written notice, by investing in certain contracts which allow the SEI Trust Company to effect book value withdrawals from the issuing entity under various circumstances, generally with twelve months’ notice required.

The average yield earned by the Fixed Fund, which is calculated by dividing the annualized earnings of all investments in the Fixed Fund (irrespective of the interest rate credited to participants in the Fixed Fund) by the fair value of all investments in the Fixed Fund, for 2012, was 0.70%. The average yield earned by the entire Fixed Fund, with an adjustment to reflect the actual interest rate credited to participants, for 2012, was 0.77%.The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. See Note 5 for a discussion of fair value measurements.

Income recognition

Salary deferral contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Participant rollover contributions are recorded when they are received by the Plan. Employer matching contributions approved by the Employer’s Board of Directors (the Board) are accrued as earned by the participants. Employer profit sharing contributions are accrued in the period in which they are approved by the Board.

The change in fair value of the Plan’s investments from one year to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits. Net appreciation (depreciation) in fair value of investments also includes realized gains and losses on such investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis.

Payment of benefits

Benefits are recorded when paid. As of December 31, 2012 and 2011 there were no amounts allocated to participants who had elected to withdraw from the Plan but had not been paid.

Excess contributions payable

Excess contributions payable represent contributions that need to be returned to certain active participants in order to satisfy the relevant non-discrimination provisions of the Plan.

8

CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

3. New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for the annual periods beginning after December 15, 2011. The Plan adopted the provisions of ASU 2011-04 and the adoption did not result in a material impact on the Plan’s financial statements.

4. Investments

All investments are participant-directed. As of December 31, 2012, 19 registered investment companies, the Fixed Fund, and the Cascade Bancorp Stock Fund were available as investment options. Participants should refer to the investment funds’ prospectuses for a complete description of the individual investment funds.

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011:

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CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

	2012	2011
Common and collective trust fund
Fixed Fund	$1,982,765	$2,562,712
Shares of registered investment companies
T. Rowe Price Retirement 2020	2,351,342	**
Columbia Select Large Cap Growth Z	1,413,459	**
T. Rowe Price Retirement 2030	1,391,320	**
T. Rowe Price Retirement 2040	1,388,867	**
MFS Bond Fund R4	1,384,109	**
MFS Research International Fund R4	1,274,205	**
MFS Utilities Fund R4	1,244,030	**
Davis NY Venture Y	1,150,562	**
T. Rowe Price Retirement 2020 Advantage	*	2,010,248
MFS Research International Fund R3	*	1,651,110
American Funds Growth Fund of America R3	*	1,404,063
Davis New York Venture Fund A	*	1,346,557
MFS Bond Fund R3	*	1,243,144
T. Rowe Price Retirement 2040 Advantage	*	1,191,566
MFS Utilities Fund R3	*	1,164,201
T. Rowe Price Retirement 2010 Advantage	*	1,029,617

* Investment did not exceed 5% of net assets available for benefits as of December 31, 2012.

** Investment did not exceed 5% of net assets available for benefits as of December 31, 2011.

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2012	2011

Shares of registered investment companies	$1,883,869	$(645,351)
Common and collective trust fund	16,873	13,398
Cascade Bancorp Stock Fund	239,466	(374,590)
	$2,140,208	$(1,006,543)

5. Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements. The hierarchy of fair value valuation techniques under GAAP provides for three levels: Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing assets and liabilities under GAAP’s fair value measurement requirements are as follows:

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CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

•	Level 1 – Fair value of the asset or liability is determined using unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Fair value of the asset or liability is determined using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•	Level 3 – Fair value of the asset or liability is determined using unobservable inputs that are significant to the fair value measurement and reflect the Plan’s own assumptions regarding the applicable asset or liability.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There were no transfers between levels for the years ended December 31, 2011 and 2012.

The following is a description of the valuation methodologies used for the Plan’s assets measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes to the methodologies used as of December 31, 2012 and 2011.

Shares of registered investment companies

Shares of registered investment companies are mutual funds which are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. The NAV is an unadjusted quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Common and collective trust fund (Fixed Fund)

The Fixed Fund primarily invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, and other investment products (synthetic GICs and collective investment trusts) with similar characteristics.  Traditional GICs are backed by the general account of the issuer. The Fixed Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  A synthetic GIC is an investment contract issued by an insurance company or bank, backed primarily by a portfolio of bonds that are owned by the Fixed Fund. These assets – which underlie wrapper contracts – are maintained separate from the contract issuer’s general assets, usually by a third party custodian. The wrapper contracts are obligated to provide an interest rate not less than zero. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

All investment contracts held by the Fixed Fund as of December 31, 2012 and 2011 are fully benefit-responsive. The fair value of the Fixed Fund is based on the quoted contract values of units owned by the Plan and is classified within Level 2 of the valuation hierarchy.

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CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Cascade Bancorp Stock Fund

The Cascade Bancorp Stock Fund consists primarily of common stock of the Employer, and certain cash and cash equivalents. The value of the Employer common stock is based on the closing price reported on the NASDAQ stock market and is classified within Level 1 of the valuation hierarchy.

The methods above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although management believes that the valuation methods used by the Plan are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements as of the reporting date.

The following are the Plan’s assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

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CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

	Level 1	Level 2	Level 3	Total
2012
Shares of registered investment companies
Asset allocation	$6,695,128	$-	$-	$6,695,128
Domestic equities - Growth	2,760,227	-	-	2,760,227
Domestic equities - Value	1,921,263	-	-	1,921,263
Domestic equities - Blend	1,787,297	-	-	1,787,297
Intermediate-term bond	1,436,671	-	-	1,436,671
Global/International	1,301,038	-	-	1,301,038
Domestic equities - Utilities	1,244,030	-	-	1,244,030
	17,145,654	-	-	17,145,654

Common and collective trust fund	-	1,982,765	-	1,982,765
Corporate common stock -
Cascade Bancorp Stock Fund	891,588	-	-	891,588
Total	$18,037,242	$1,982,765	$-	$20,020,007

2011
Shares of registered investment companies
Asset allocation	$5,468,333	$-	$-	$5,468,333
Domestic equities - Growth	2,683,747	-	-	2,683,747
Domestic equities - Blend	2,001,584	-	-	2,001,584
Domestic equities - Value	1,842,058	-	-	1,842,058
Global/International	1,651,110	-	-	1,651,110
Domestic equities - Utilities	1,164,201	-	-	1,164,201
Intermediate-term bond	1,243,144	-	-	1,243,144
	16,054,177	-	-	16,054,177

Common and collective trust fund	-	2,562,712	-	2,562,712
Corporate common stock -
Cascade Bancorp Stock Fund	528,229	-	-	528,229
Total	$16,582,406	$2,562,712	$-	$19,145,118

6. Related Party Transactions

A portion of the Plan’s assets are invested in the common stock of the Employer. Consequently, transactions involving these investments qualify as party-in-interest transactions. In addition, the Employer is the sponsor of the Plan and paid substantially all of the Plan’s expenses during the years ended December 31, 2012 and 2011, and certain of the Plan’s trustees are participants in the Plan.

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CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

7. Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants would become fully vested in their accounts.

8. Income tax status

The Employer has adopted a non-standardized Prototype Defined Contribution Plan and Trust (the Prototype Plan) developed by National Associates, Inc. N.W. (National). The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated July 8, 2010, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. In addition, the IRS has determined and informed National by a letter dated March 31, 2008, that the Prototype Plan is designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letters, the Plan Administrators and the Plan’s legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2012 and 2011. Consequently, no provision for income taxes has been included in the accompanying financial statements.

GAAP requires the Plan Administrators to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrators have analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the accompanying financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrators believe that the Plan is no longer subject to income tax examinations for years prior to 2008.

9. Risks and Uncertainties

The Plan invests in various investment instruments which are exposed to certain risks such as interest rate, market, and credit risks. Due to the level of risk associated with the Plan’s investments, it is at least reasonably possible that changes in the values of the Plan’s investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and supplemental schedule. For risks regarding investments in the common stock of the Employer – which is the primary investment held by the Cascade Bancorp Stock Fund – participants should refer to the Cascade Bancorp Annual Report on Form 10-K for the year ended December 31, 2012.

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Supplemental Schedule

CASCADE BANCORP EMPLOYEES’

401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 93-1034484

PLAN: 001

December 31, 2012

(a) (b) Identity of issue,borrower, lessor, or similar party	(c) Description of investment	(d) cost	(e) Current value
COMMON AND COLLECTIVE TRUST FUND
SEI Trust Company	Fixed Fund - Institutional	*	$1,982,765

SHARES OF REGISTERED INVESTMENT COMPANIES
T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2020	*	2,351,342
Columbia Management	Columbia Select Large Cap Growth Z	*	1,413,459
T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2030	*	1,391,320
T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2040	*	1,388,867
MFS Investment Management	MFS Bond Fund R4	*	1,384,109
MFS Investment Management	MFS Research International Fund R4	*	1,274,205
MFS Investment Management	MFS Utilities Fund R4	*	1,244,030
Davis Funds	Davis NY Venture Y	*	1,150,562
T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2010	*	1,003,262
MFS Investment Management	MFS Value Fund R4	*	984,296
Prudential	Prudential Jennison Mid Cap Growth Z	*	808,869
Vanguard Group, Inc.	Vanguard 500 Index Signal	*	636,735
American Beacon Advisors, Inc.	American Beacon Small-Cap Value Fund I	*	561,659
Columbia Management	Columbia Acorn Fund Z	*	537,899
T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2050	*	493,327
Goldman Sachs	Goldman Sachs Mid Cap Value Inst	*	375,308
T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Income	*	67,010
Vanguard Group, Inc.	Vanguard Total Bond Market Index Signal	*	52,562
Vanguard Group, Inc.	Vanguard Total International Stock Index	*	26,833
			17,145,654
CORPORATE COMMON STOCK
** Cascade Bancorp	Cascade Bancorp Stock Fund	*	891,588

PARTICIPANT NOTES RECEIVABLE
** Notes Receivable from Participants	Participant notes receivable with interest
	rates ranging from 3.25% to 9.00%,
	maturing through August 2027	-	381,827

* Cost omitted for participant-directed investments.

** A party-in-interest as defined by ERISA.

The accompanying notes and report of independent registered public accounting firm should be read with the supplemental schedule.

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